SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1	Interim report for the six months ended June 30, 2018.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 31, 2018

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

China unicom中国联通
中國聯合網絡通信(香港)股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

HKEx : 0762 | NYSE : CHU

unicom

新 時 代 IN A NEW ERA

中期報告 INTERIM REPORT 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Chairman’s Statement

DEAR SHAREHOLDERS,

Since the beginning of 2018, the Company has proactively promoted a new development philosophy, deepened the implementation of the Strategy of Focus, Innovation and Cooperation and fully accelerated the establishment of China Unicom’s “Five New”, featuring New DNA, New Governance, New Operation, New Energy and New Ecology. We have been gradually speeding up the pace in driving Internet-oriented operations, while our efforts in mixed-ownership reform started delivering notable enhancement in growth momentum, quality, efficiency and corporate vibrancy, achieving overall a good start in the kick-off year of the mixed-ownership reform.

OVERALL RESULTS

The Company reported remarkable growth in its operating results for the first half of 2018. Service revenue amounted to RMB134.4 billion, representing an 8.3% year-on-year growth, atop of its industry peers. EBITDA1 amounted to RMB45.7 billion, up by 4.9% year-on-year. The profit before income tax reached RMB7.8 billion and the profit attributable to equity shareholders of the Company increased by 145% year-on-year to RMB5.9 billion.

The Company upheld its precise investment strategy and strived to enhance investment returns by taking extensive effort to exploit the potential value of various resources and drive sharing through cooperation. Capital expenditure for the first half of the year amounted to RMB11.6 billion. Thanks to the effective management of capital expenditure and notable improvements in profitability, the Company’s free cash flow amounted to RMB39.3 billion, reaching another record high level. Its liabilities-to-assets ratio went further down to 43.8%, reflecting an increasingly healthy financial position.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal for final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

Fast and highly effective mobile service growth driven by the deepened Internet-oriented innovative operations

During the first half of the year, the Company centered its energy on driving business model innovation with light touchpoints and low acquisition costs and stepping up effort in transformation into an Internet-oriented operation, enabling accelerated growth and high-quality development of mobile service. Mobile service revenue reached RMB84.3 billion, representing a year-on-year growth of 9.7% that exceeded the industry average substantially by nearly 8 percentage points. Mobile billing subscribers achieved a net increase of 17.86 million, reaching a total number of 302 million mobile billing subscribers. The average revenue per user (ARPU) of mobile billing subscribers amounted to RMB47.9, which was largely stable compared to the full year of 2017.

During the period, the Company actively strengthened the development of its differentiated operations. Leveraging fully the first-mover advantages in Internet-oriented operation and the centralised IT system, the Company expedited product upgrading and optimisation. The Company enhanced its cooperation in content and privileges offering to satisfy the sub-divided markets. Differentiated products have been launched to meet the unanswered demand of heavy data users. The Company promoted O2O touch-point unified operation and actively expanded new sales touchpoints to widen customer reach and flow while strengthening business convergence and bundling to promote mutual growth. For the first half of the year, the Company’s 4G business registered scale development and its 4G subscriber base saw a net increase of 28.23 million to a total of 203 million. The 4G subscriber market share was up by 3 percentage points year-on-year. The proportion of 4G subscribers in total mobile billing subscribers increased by 16 percentage points year-on-year to over 67%.

The Company strengthened data traffic operation and strived to achieve win-win in implementing “Speed Upgrade and Tariff Reduction” policy leveraging price elasticity. It proactively prepared for the implementation of the policy of the cancellation of domestic mobile data “roaming” charges effective 1 July by optimising tariff packages and strengthened effort to promote heavy data packages to facilitate a smooth transition for customers. For the first half of the year, the unit pricing for the Company’s mobile data service decreased substantially year-on-year, while the mobile data consumption volume sustained robust growth. The monthly average DOU per handset subscriber increased by 2.2 times year-on-year, while handset Internet access revenue grew by 25% year-on-year to RMB53.4 billion.

Continuous improvement in broadband service amid intense competition

During the first half of the year, the Company adopted proactive measures in response to intense market competition and continued to report improvements in its fixed-line broadband business.

Adhering to the strategy of “big integration, big bandwidth and big video” and to satisfy the various demand of household market, the Company continued to optimise the array of integrated products, striving to increase penetration of bundle services and drive mutual development. The Company promoted high-bandwidth products and further enhanced network coverage and quality with increased private capital cooperation so as to strengthen the edges in network capability. Featuring the power of content, the Company continuously enriched quality video content to boost customer loyalty and stickiness. Integrated products value was further enhanced by bundling popular smart home applications such as home networking services, smart gateway, video surveillance, etc. For the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.5 billion, which was largely stable compared to the same period last year. The number of fixed-line broadband subscribers increased by 2.38 million on a net basis to 78.92 million. Video service subscribers accounted for over 43% of the fixed-line broadband subscribers, up by 10 percentage points year-on-year.

Rapid development of innovative service contributed to the solid growth of fixed-line service

During the first half of the year, facing the enormous opportunities in the new business areas such as Cloud Computing, Big Data and the Internet of Things (“IoT”), the Company accelerated the efforts on sharpening the core capability in innovative product platforms and products, focusing on key sectors such as government affairs, education, medical and healthcare, environmental services, tourism and industrial Internet. The Company also established system and mechanism segregated from its fundamental services and proactively expanded markets to drive new breakthroughs in its innovative business.

Driven by cloud business, the Company made great efforts in delivering cloud-network integrated corporate solutions to drive rapid growth in both cloud and network businesses. Expediting the new integrated sales model transformation, “Cloud + Smart Networks + Smart Applications” and targeting government and enterprise customers markets, the Company offered customers cloud-network integrated services and intelligent network services to drive the growth of its fundamental services. Taking advantage of the synergies with our strategic partners introduced by the mixed-ownership reform, we innovated business model and actively explored cooperation by way of investment or capital financing to diversify ownership structure and achieve asset-light operation, strengthening new energy for innovative development. In the first half of the year, the Company’s innovative business sustained rapid growth. The Industrial Internet business reported revenue of RMB11.7 billion, representing a 39% growth year-on-year. Within which, revenue from cloud business grew by 39% year-on-year. Driven by the rapid growth of the innovative business, the Company’s fixed-line business reported a turnaround from decline to positive growth, with its revenue reaching RMB49.1 billion, representing a 5.5% year-on-year growth.

NETWORK CONSTRUCTION

During the first half of the year, adopting a return-oriented approach and focusing on market demand and business transformation requirement, the Company sought to build high-quality networks through precise investments, providing effective support for fast business development.

With a persistent emphasis on focus and cooperation, the Company continued to strengthen its investments in key cities, 4G networks and regions with promising high data traffic and returns for enhanced investment efficiency. It actively carried out resources sharing and private capital cooperation to meet market demands in regions with weak resources. It also deployed Big Data to monitor traffic hotspots to facilitate dynamic and precise capacity expansion. During the first half of the year, the Company further strengthened its network capability with 0.06 million 4G base stations added, driving the total number of 4G base stations to 0.91 million, while FTTH ports accounted for 81% of the total fixed-line broadband ports. Our 4G network utilisation rate increased continuously and the percentage of FTTH subscribers to total broadband subscribers reached 79%. The Company continued to see network quality and customer perception on the rise in focused regions, as we achieved industry leading average uplink and downlink speeds in 4G networks, Net Promoter Score (NPS) on mobile network and fixed-line broadband enhanced further and Internet network latency being industry-best.

The Company actively engaged in new technology evolution and scientifically planned for network deployment on a forward-looking basis. With an aim for fostering core competence for long-term sustainable development, the Company built up network infrastructure resources and capability, promoting the advancement of cloud-based, intelligent, open and ubiquitous networks.

MIXED-OWNERSHIP REFORM

Adhering to the principle of “enhance governance, strengthen incentives, protrude core businesses and raise efficiency”, the Company actively pushed forward the implementation of the mixed-ownership reform.

During the first half of the year, the Company advanced comprehensive and in-depth cooperation with strategic investors. We continued to cooperate with Tencent, Alibaba, Baidu, JD.com and DiDi to expand Internet touch points, effectively reaching out to new customers, especially the youth market, achieving a development model with low subscriber acquisition cost and subsidy. Our 2I2C business saw rapid growth with subscriber base reaching 77 million and driving the rapid growth in 4G subscribers. The public cloud products branded as “WO Cloud” were launched in association with Alibaba and Tencent, providing differentiated products and services to our customers. Cooperation in cloud-network integrated products was also kicked off, aiming to equip customers with capability in hybrid cloud networking. The joint venture with Alibaba created a powerful alliance to offer customised application software services to government and enterprise customers. Active efforts were made to explore the development of New Retail pilot outlets, as we joined forces with Alibaba, Suning, JD.com and Tencent. Making good use of Big Data, we were able to enrich product portfolio in stores and strengthen synergy and flow between online and offline operation, resulting in a significant boost for our business development. Our cooperation with strategic investors in innovative businesses, such as IPTV, mobile video contents, Big Data, IoT and AI, and in fundamental businesses continued to report smooth progress with win-win development.

The Company is committed to ongoing in-depth implementation of system and mechanism innovation and reform to enhance corporate vibrancy and efficiency. During the first half of the year, continuous efforts were made to streamlining and re-organisation. Through reducing demand on outsourcing and encouraging staff to join sub-divided units and innovative business, our organisation and staff structure were further optimised. To charge up energy for innovative business development, the Company had appropriately stepped up human capital investment by actively recruiting new talents in innovative business and strengthening the performance-based incentives mechanism to achieve a better alignment of efforts and rewards. It adopted a differentiated compensation system for the innovative business which was segregated from traditional business. The sub-division reform was deeply enforced, aiming to achieve sharing of incremental return with revenue and gross profit as KPIs, while aligning responsibilities with authorities and rewards to lift corporate vibrancy and efficiency. China Unicom A Share Company’s employee share incentive scheme, with unlocking conditions set on a scientific basis, was smoothly launched, with 794 million restrictive shares of the China Unicom A Share Company being issued to 7,752 key managerial staff and talents under the initial grant and set to align our shareholders’ and staff interests with the corporate development.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company continues to improve its corporate governance mechanism, enhance its execution capability and strengthen its risk management and internal control, in a bid to providing solid protection for sustainable and healthy development. During the year, the Company was awarded a number of accolades, including “Asia’s No. 1 Best Managed Telecom Company” by FinanceAsia and, for three years in a row, “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor.

The Company has taken initiatives in fulfilling its social responsibilities. Adhering to the development philosophy of “Innovation, Coordination, Greenness, Openness and Sharing” and deepening the supply-side structural reform, the Company is committed to meeting the ever-increasing demand for information life of the public and actively supporting the harmonious economic, social and environmental development. The Company persisted in smart development and built a quality network with craftsmanship spirit to provide users with smart network experience featuring higher speed, wider coverage and better perception. It vigorously developed smart living and smart industry, and provided a variety of “smart+” applications, enabling the public to enjoy more convenient and more intelligent information life. It fully participated in universal telecommunications services, implemented “Speed Upgrade and Tariff Reduction” and constantly introduced new concessionary offerings to narrow digital divide across regions. The Company actively engaged in green operation, facilitated cost reduction and efficiency enhancement, improved development quality and promoted harmonious and symbiotic growth of the enterprise and environment.

OUTLOOK

At present, the industry is embracing at tremendous market opportunities arising from the deep integration of the Internet with the real economy aided by the shifting of the growth model of China’s economy from emphasising on high speed to high quality, as a new cycle of technological and industrial revolution is looming in the wake of the fast-paced development of the digital economy. The mixed-ownership reform has empowered the Company with differentiated advantages, resulting in invaluable opportunities for development. Meanwhile, the continued downward pressure in our traditional businesses, the cancellation of domestic mobile data “roaming” charges effective 1 July and the cyclical escalation of market competition in the second half of the year will collectively impose challenges for the Company’s development.

In the second half of the year, the Company will actively cope with challenges and persistently deepen the execution of its Strategy of Focus, Innovation and Cooperation. It will accelerate the establishment of China Unicom’s “Five New” to drive high-quality sustainable growth in full-force. By unleashing the unique edges, the Company will persevere in the implementation of the Internet-oriented operation, creating differentiated competitive advantages. Centred on return and efficiency, and riding on Internet-oriented operation transformation, the Company strived to enhance total-factor development efficiency. The Company will enhance its key capability in network, IT and management on all fronts to provide a solid foundation for the healthy and sustainable development of various businesses. We will step up investments appropriately for nurturing the future growth engines. Seizing opportunities afforded by the mixed-ownership reform, we will deepen strategic cooperation and further advance the system and mechanism reform, accelerating the delivery of benefits from the reform and comprehensively enhancing the Company’s overall competitive strengths with a view to creating greater value for shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 August 2018

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

Financial Overview

REVENUE

In the first half of 2018, total revenue was RMB149.11 billion, up by 7.9% as compared to the same period of last year. The Company continued to implement the “Focus Strategies”, operating results improved rapidly. Service revenue was RMB134.42 billion in the first half of 2018, up by 8.3% as compared to the same period of last year.

As a result of the rapid development in the Internet service and the continuous optimisation of the Company’s business structure, revenue from non-voice service was RMB110.42 billion, up by 14.8% as compared to the same period of last year. Revenue from non-voice service as a percentage of service revenue further improved from 77.5% in the first half of 2017 to 82.1% in the first half of 2018.

COSTS AND EXPENSES1

In the first half of 2018, total costs and expenses were RMB141.29 billion, up by 4.9% as compared to the same period of last year.

Depreciation and amortisation charge were RMB38.65 billion in the first half of 2018, down by 0.6% as compared to the same period of last year.

Network, operation and support expenses were RMB27.74 billion in the first half of 2018, up by 5.2% as compared to the same period of last year.

The Company continuously promoted the transformation of its sales and marketing model, selling and marketing expenses were RMB16.49 billion in the first half of 2018, up by 2.4% as compared to the same period of last year.

Interconnection charges were RMB6.69 billion in the first half of 2018, up by 5.6% as compared to the same period of last year.

Costs of telecommunications products sold were RMB14.70 billion, up by 0.4% as compared to the same period of last year. Loss on the sales of telecommunications products was RMB0.01 billion, of which terminal subsidy cost accounted to RMB0.38 billion, down by 52.3% as compared to the same period of last year.

As a result of the improved operating results, employee benefit expenses were RMB24.41 billion in the first half of 2018, up by 21.6% as compared to the same period of last year.

General, administrative and other expenses2 were RMB13.41 billion, up by 20.9% as compared to the same period of last year.

Finance costs, net of interest income, was RMB0.21 billion, decreased by RMB2.22 billion as compared to the same period of last year.

EARNINGS

In the first half of 2018, profit before income tax was RMB7.82 billion, profit for the period3 was RMB5.91 billion, up by 144.9% as compared to the same period of last year. Basic earnings per share was RMB0.193 in the first half of 2018. EBITDA4 was RMB45.67 billion in the first half of 2018, up by 4.9% as compared to the same period of last year.

OPERATING CASH FLOW AND CAPITAL EXPENDITURE

In the first half of 2018, the Company’s net cash flow from operating activities was RMB50.91 billion, up by 9.1% as compared to the same period of last year. Capital expenditure was RMB11.59 billion in the first half of 2018.

STATEMENT OF FINANCIAL POSITION

Liabilities-to-assets ratio decreased from 46.8% as at 31 December 2017 to 43.8% as at 30 June 2018. Debt-to-capitalisation ratio changed from 19.5% as at 31 December 2017 to 14.2% as at 30 June 2018.

Note 1:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of net profit of associates, share of net profit of joint ventures and other income-net.
Note 2:	Excluded costs of telecommunications products sold and selling and marketing expenses.
Note 3:	Profit for the period refers to profit attribute to equity shareholders of the Company.
Note 4:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2018	2017
Revenue	5	149,105	138,160
Interconnection charges		(6,685)	(6,331)
Depreciation and amortisation		(38,646)	(38,874)
Network, operation and support expenses	6	(27,744)	(26,365)
Employee benefit expenses	7	(24,410)	(20,074)
Costs of telecommunications products sold	8	(14,696)	(14,638)
Other operating expenses	9	(29,897)	(27,193)
Finance costs	10	(1,122)	(3,130)
Interest income		908	703
Share of net profit of associates		554	487
Share of net profit of joint ventures		291	261
Other income — net	11	161	411

Profit before income tax		7,819	3,417
Income tax expenses	12	(1,870)	(994)

Profit for the period		5,949	2,423

Profit attributable to:
Equity shareholders of the Company		5,912	2,415

Non-controlling interests		37	8

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.19	0.10

Diluted earnings per share (RMB)	13	0.19	0.10

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

The notes on pages 16 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in RMB millions)

	Six months ended 30 June
	2018	2017
Profit for the period	5,949	2,423

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(506)	370
Tax effect on changes in fair value of financial assets through other comprehensive income	2	(1)

Changes in fair value of financial assets through other comprehensive income, net of tax	(504)	369
Remeasurement of net defined benefit liability, net of tax	(2)	5

	(506)	374

Item that may be reclassified subsequently to statement of income:
Currency translation differences	22	(66)

Other comprehensive income for the period, net of tax	(484)	308

Total comprehensive income for the period	5,465	2,731

Total comprehensive income attributable to:
Equity shareholders of the Company	5,428	2,723

Non-controlling interests	37	8

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

The notes on pages 16 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

(All amounts in RMB millions)

		30 June	31 December
	Note	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	14	389,649	416,596
Lease prepayments		9,224	9,313
Goodwill		2,771	2,771
Interest in associates		33,787	33,233
Interest in joint ventures		2,659	2,368
Deferred income tax assets	12	4,160	5,973
Contract assets		472	—
Contract costs		5,937	—
Financial assets at fair value through other comprehensive income	15	3,780	4,286
Other assets	16	14,949	20,721

		467,388	495,261

Current assets
Inventories and consumables	17	1,939	2,239
Contract assets		1,505	—
Accounts receivable	18	17,011	13,964
Prepayments and other current assets	19	10,186	13,801
Amounts due from ultimate holding company	32	2,985	239
Amounts due from related parties	32	3,184	3,274
Amounts due from domestic carriers		4,608	4,683
Financial assets at fair value through profit and loss		695	160
Short-term bank deposits and restricted deposits		3,411	5,526
Cash and cash equivalents		37,993	32,836

		83,517	76,722

Total assets		550,905	571,983

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	20	254,056	254,056
Reserves		(20,999)	(20,912)
Retained profits
— Proposed 2017 final dividend	21	—	1,591
— Others		76,034	69,315

		309,091	304,050

Non-controlling interests		339	297

Total equity		309,430	304,347

	Note	30 June 2018	31 December 2017
LIABILITIES
Non-current liabilities
Long-term bank loans	22	3,322	3,473
Corporate bonds	24	10,992	17,981
Deferred income tax liabilities	12	107	108
Contract liabilities		1,153	—
Deferred revenue		2,240	3,020
Other obligations		332	432

		18,146	25,014

Current liabilities
Short-term bank loans	25	18,506	22,500
Commercial papers	26	—	8,991
Current portion of long-term bank loans	22	421	410
Current portion of promissory notes	23	9,987	17,960
Accounts payable and accrued liabilities	27	119,471	125,260
Taxes payable		1,030	1,121
Amounts due to ultimate holding company	32	3,567	2,176
Amounts due to related parties	32	11,667	8,126
Amounts due to domestic carriers		2,505	2,538
Dividend payable	21	920	920
Current portion of corporate bonds		6,995	—
Current portion of deferred revenue		23	350
Current portion of other obligations		2,874	2,987
Contract liabilities		45,363	—
Advances from customers		—	49,283

		223,329	242,622

Total liabilities		241,475	267,636

Total equity and liabilities		550,905	571,983

Net current liabilities		(139,812)	(165,900)

Total assets less current liabilities		327,576	329,361

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

The notes on pages 16 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at 1 January 2017	179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the period	—	—	369	—	(61)	2,415	2,723	8	2,731

Balance at 30 June 2017	179,102	33	(6,567)	28,827	(43,002)	71,737	230,130	283	230,413

Balance at 31 December 2017	254,056	227	(6,994)	28,877	(43,022)	70,906	304,050	297	304,347
Impact on initial application of IFRS/HKFRS 15	—	—	—	175	—	1,575	1,750	—	1,750
Impact on initial application of IFRS/HKFRS 9 (2014)	—	—	—	(85)	—	(768)	(853)	—	(853)

Balance at 1 January 2018	254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the period	—	—	(504)	—	20	5,912	5,428	37	5,465
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	5	5
Dividends relating to 2017 (Note 21)	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Restricted shares of A share Company granted to the Group’s employees (Note 30)	—	—	—	—	307	—	307	—	307

Balance at 30 June 2018	254,056	227	(7,498)	28,967	(42,695)	76,034	309,091	339	309,430

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

The notes on pages 16 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in RMB millions)

		Six months ended 30 June
	Note	2018	2017
Cash flows from operating activities
Cash generated from operations		51,362	47,449
Income tax paid		(457)	(785)

Net cash inflow from operating activities		50,905	46,664

Cash flows from investing activities
Purchase of property, plant and equipment		(24,780)	(36,282)
Other cash flows arising from investing activities		(908)	(585)

Net cash outflow from investing activities		(25,688)	(36,867)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	21	(1,591)	—
Other cash flows arising from financing activities		(18,485)	448

Net cash (outflow)/inflow from financing activities		(20,076)	448

Net increase in cash and cash equivalents		5,141	10,245
Cash and cash equivalents, beginning of period		32,836	23,633
Effect of changes in foreign exchange rate		16	(44)

Cash and cash equivalents, end of period		37,993	33,834

Analysis of the balances of cash and cash equivalents:
Cash balances		1	1
Bank balances		37,992	33,833

		37,993	33,834

The notes on pages 16 to 52 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002).

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2017 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2018.

The financial information relating to the year ended 31 December 2017 that is included in this interim financial report of 2018 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2.	BASIS OF PREPARATION (Continued)

(a)	Going Concern Assumption

As at 30 June 2018, current liabilities of the Group exceeded current assets by approximately RMB139.8 billion (31 December 2017: approximately RMB165.9 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB260.9 billion of revolving banking facilities, of which approximately RMB242.1 billion was unutilised as at 30 June 2018; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2018 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Overview

The IASB and HKICPA have issued a number of new standards and amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 9 (2014), “Financial instruments”

•	IFRS/HKFRS 15, “Revenue from contracts with customers”

•	IFRIC/HK(IFRIC) 22, “Foreign currency transactions and advance consideration”

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has early adopted IFRS/HKFRS 9 (2010) in 2011 and the Group has been impacted by IFRS/HKFRS 9 (2014) in relation to measurement of credit losses, and impacted by IFRS/HKFRS 15 in relation to capitalisation of contract costs and presentation of contract assets and contract liabilities. Details of the changes in accounting policies are discussed in Note 3(b) for IFRS/HKFRS 9 (2014) and Note 3(c) for IFRS/HKFRS 15.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Overview (Continued)

Under the transition method chosen, the Group recognises cumulative effect of the initial application of IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15:

	At 31 December 2017	Impact on initial application of IFRS/HKFRS 9 (2014) (Note 3(b))	Impact on initial application of IFRS/HKFRS 15 (Note 3(c))	At 1 January 2018
ASSETS
Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856

Total non-current assets	495,261	265	1,750	497,276

Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221

Total current assets	76,722	(1,118)	—	75,604

Total assets	571,983	(853)	1,750	572,880

EQUITY
Reserves	(20,912)	(85)	175	(20,822)
Retained profits
— Proposed final dividend	1,591	—	—	1,591
— Others	69,315	(768)	1,575	70,122

Total equity	304,347	(853)	1,750	305,244

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Overview (Continued)

	At 31 December 2017	Impact on initial application of IFRS/HKFRS 9 (2014) (Note 3(b))	Impact on initial application of IFRS/HKFRS 15 (Note 3(c))	At 1 January 2018
CURRENT LIABILITIES
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,283)	—
Contract liabilities	—	—	49,594	49,594
NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782
Total equity and liabilities	571,983	(853)	1,750	572,880

Net current liabilities	(165,900)	(1,118)	—	(167,018)

Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (b) and (c) of this note.

(b)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”

The Group has early adopted IFRS/HKFRS 9 (2010) in 2011 and has applied IFRS/HKFRS 9 (2014) on 1 January 2018. Compared with IFRS/HKFRS 9 (2010), IFRS/HKFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

The Group has applied IFRS/HKFRS 9 (2014) retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IFRS/HKFRS 9 (2010).

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation” (Continued)

The following table summarises the impact of transition to IFRS/HKFRS 9 (2014) on retained profits and reserves and the related tax impact at 1 January 2018.

Reserves and Retained profits
Recognition of additional expected credit losses on:
— financial assets measured at amortised cost	(1,118)
Related tax	265
Net decrease in retained profits and reserves at 1 January 2018	(853)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

i.	Credit losses

IFRS/HKFRS 9 (2014) replaces the “incurred loss” model in IFRS/HKFRS 9 (2010) with an “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IFRS/HKFRS 9 (2010).

The Group applies the new ECL model to the following items:

—

financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

—	contract assets as defined in IFRS/HKFRS 15 (see Note 3(c)).

Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation” (Continued)

i.	Credit losses (Continued)

Measurement of ECLs (Continued)

ECLs are measured on either of the following bases:

—	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

—	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

—	failure to make payments of principal or interest on their contractually due dates;

—	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

—	an actual or expected significant deterioration in the operating results of the debtor; and

—	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation” (Continued)

i.	Credit losses (Continued)

Significant increases in credit risk (Continued)

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Write-off policy

The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

Opening balance adjustment

As a result of this change in accounting policy, the Group has recognised additional ECLs amounting to RMB1,118 million, which decreased statutory reserve and retained profits by RMB853 million and increased gross deferred tax assets by RMB265 million at 1 January 2018.

The following table reconciles the closing loss allowance determined in accordance with IFRS/HKFRS 9 (2010) as at 31 December 2017 with the opening loss allowance determined in accordance with IFRS/HKFRS 9 (2014) as at 1 January 2018.

Loss allowance at 31 December 2017 under IFRS/HKFRS 9 (2010)	6,657
Additional credit loss recognised at 1 January 2018 on:
— Accounts receivable	1,118

Loss allowance at 1 January 2018 under IFRS/HKFRS 9 (2014)	7,775

ii.	Transition

Changes in accounting policies resulting from the adoption of IFRS/HKFRS 9 (2014) have been applied retrospectively, except as described below:

—

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS/HKFRS 9 (2014) are recognised in retained profits and reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IFRS/HKFRS 9 (2010) and thus may not be comparable with the current period.

—

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	IFRS/HKFRS 15, “Revenue from Contracts with Customers”

IFRS/HKFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces previous revenue recognition guidance, including IAS/HKAS 18, “Revenue”, IAS/HKAS 11, “Construction contracts” and IFRIC/HK(IFRIC) 13, “Customer Loyalty Programs”.

Under IFRS/HKFRS 15, an entity is required to identify the performance obligations in the contract, determine the transaction price of the contract, allocate the transaction price to the performance obligations in the contract based on each performance obligation’s standalone price, and recognise revenue when the performance obligations are satisfied.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS/HKAS 11 and IAS/HKAS 18. As allowed by IFRS/HKFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

With the exception of the accounting for contract costs and presentation of contract assets and contract liabilities, which is further explained below, the adoption of IFRS/HKFRS 15 did not result in material adjustments to the opening balances at 1 January 2018 as the Group’s previous revenue recognition accounting policies in other areas, including identification of the number and the nature of performance obligations for bundled sales transactions, determination of standalone price, allocation of price in bundled sales transactions and contract modifications, were generally consistent with the new requirements in material respects.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

i.	Sales commission

The Group previously recognised sales commissions payable as other operating expenses when they were incurred. Under IFRS/HKFRS 15, the Group is required to capitalise these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the sales commissions can be expensed when incurred. Capitalised commissions are charged to profit or loss when the revenue from the related contract is recognised and are included as other operating expenses at that time.

The following table summarises the impact of transition to IFRS/HKFRS 15 on retained profits and reserves and the related tax impact at 1 January 2018:

Reserves and Retained profits
Capitalisation of sales commissions	2,334
Related tax	(584)
Net increase in retained profits and reserves at 1 January 2018	1,750

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	IFRS/HKFRS 15, “Revenue from Contracts with Customers” (Continued)

ii.	Presentation of contract assets and liabilities

Under IFRS/HKFRS 15, a receivable is recognised only if the Group has an unconditional right to consideration. If the Group recognises the related revenue before being unconditionally entitled to the consideration for the promised goods and services in the contract, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to contracts in progress were presented in the consolidated statement of financial position under “Prepayments and other current assets”, “Other assets”, “Advances from customers” and “Deferred revenue”.

To reflect these changes in presentation, the Group has made the following adjustments at 1 January 2018, as a result of the adoption of IFRS/HKFRS 15:

a.

“Receivables for the sales of mobile handsets, net of allowance” which were previously included in “Prepayments and other current assets” and “Other assets”, amounting to RMB2,221 million and RMB753 million, respectively, are now included under contract assets.

b.

“Direct incremental costs for activating broadband and Internet Protocol Television (“IPTV”) subscribers” which were previously included in “Other assets”, amounting to RMB4,522 million, are now included under contract costs.

c.

(1) “Advances received from customers for prepaid cards, other calling cards and prepaid service fees” amounting to RMB49,283 million, which were previously included in “Advances from customers”; (2) “allocated portion of fair value for the subscriber points reward” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB525 million and RMB207 million, respectively; (3) “installation fees of fixed-line service” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB207 million and RMB104 million, respectively; and (4) “Advances received from customers for transmission lines usage and associated services” amounting to RMB50 million, which were previously included in “Deferred revenue”, are now included under contract liabilities.

(d)	IFRIC/HK(IFRIC) 22, “Foreign currency transactions and advance consideration”

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC/HK(IFRIC)22 does not have any material impact on the financial position and the financial result of the Group.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the six months ended 30 June 2018

A number of amendments and new standards are effective for annual periods beginning after 1 January 2018 and earlier application is permitted. Except for the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”, which have been adopted at the same time as IFRS/HKFRS 9 (2014), the Group has not early adopted any new or amended standards in preparing this interim financial report.

The Group is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent period as required. In particular, the Group provides the following information in respect of IFRS/HKFRS 16, “Leases” which may has a significant impact on the Group’s consolidated financial statements.

IFRS/HKFRS	16, “Leases”

Currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS/HKFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS/HKFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS/HKFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. The Group is in the process of performing a more detailed analysis to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS/HKFRS 16, after taking into account the applicability of the practical expedient and adjusting for any leases entered into or terminated between now and the adoption of IFRS/HKFRS 16 and the effects of discounting.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice dated 4 April 2018 which stipulates downward adjustments of VAT rate for basic telecommunications services from 11% to 10% and VAT rate for sales of telecommunications products from 17% to 16% from 1 May 2018. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2018	2017
Voice usage and monthly fees	16,958	20,696
Broadband and mobile data services	75,528	65,505
Data and internet application services	14,046	10,600
Other value-added services	12,247	12,350
Interconnection fees	6,912	7,072
Transmission lines usage and associated services	6,885	6,231
Other services	1,847	1,652

Total service revenue	134,423	124,106
Sales of telecommunications products	14,682	14,054

	149,105	138,160

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2018	2017
Repairs and maintenance		5,710	4,836
Power and water charges		7,375	7,168
Operating lease and other service charges for network, premises, equipment and facilities		5,680	5,139
Operating lease and other service charges to China Tower Corporation Limited (“Tower Company”)	32.2	7,923	8,418
Others		1,056	804

		27,744	26,365

7.	EMPLOYEE BENEFIT EXPENSES

		Six months ended 30 June
	Note	2018	2017
Salaries and wages		18,860	15,123
Contributions to defined contribution pension schemes		2,848	2,685
Contributions to medical insurance		994	929
Contributions to housing fund		1,392	1,327
Other housing benefits		9	10
Share-based compensation	30	307	—

		24,410	20,074

8.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June
	2018	2017
Handsets and other telecommunication products	14,581	14,515
Others	115	123

	14,696	14,638

9.	OTHER OPERATING EXPENSES

	Six months ended 30 June
	2018	2017
Impairment losses for doubtful debts and write-down of inventories	2,299	2,470
Commission and other service expenses	11,137	11,150
Advertising and promotion expenses	1,894	1,357
Internet access terminal maintenance expenses	1,671	1,742
Customer retention costs	1,782	1,848
Property management fee	1,085	1,059
Office and administrative expenses	730	759
Transportation expense	727	763
Miscellaneous taxes and fees	736	643
Service technical support expenses	3,967	2,398
Repairs and maintenance expenses	304	349
Loss on disposal of property, plant and equipment	1,782	1,087
Others	1,783	1,568

	29,897	27,193

10.	FINANCE COSTS

	Six months ended 30 June
	2018	2017
Finance costs:
— Interest on bank loans repayable within 5 years	603	1,685
— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	701	1,429
— Interest on related party loans repayable within 5 years	15	18
— Interest on bank loans repayable over 5 years	23	30
— Less: Amounts capitalised in Construction-in-progress (“CIP”)	(285)	(366)

Total interest expense	1,057	2,796
— Net exchange (gain)/loss	(44)	162
— Others	109	172

	1,122	3,130

11.	OTHER INCOME — NET

	Six months ended 30 June
	2018	2017
Dividend income from financial assets at fair value through other comprehensive income	95	99
Others	66	312

	161	411

12.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2017: 16.5%) on the estimated assessable profits for the six months ended 30 June 2018. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2018 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2017: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2017: 15%).

	Six months ended 30 June
	2018	2017
Provision for income tax on estimated taxable profits for the period
— Hong Kong	19	22
— Mainland China and other countries	340	520
Under-provision in respect of prior years	15	8

	374	550
Deferred taxation	1,496	444

Income tax expenses	1,870	994

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

		Six months ended 30 June
	Note	2018	2017
Profit before taxation		7,819	3,417

Expected income tax expense at PRC statutory tax rate of 25%		1,955	854
Impact of different tax rate outside mainland China		(22)	(11)
Tax effect of preferential tax rate	(i)	(49)	(49)
Tax effect of non-deductible expenses		254	210
Investment in joint ventures		(73)	(65)
Investment in associates	(ii)	(93)	(77)
Under-provision in respect of prior years		15	8
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	(51)	4
Others		(66)	120

Actual tax expense		1,870	994

12.	TAXATION (Continued)

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)	Adjustment to investment in associates represents the tax effect on share of profit of associates, net of reversal of deferred tax assets on unrealised profit from transactions with Tower Company.
(iii)

As at 30 June 2018, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB1,757 million (31 December 2017: approximately RMB1,923 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2022.

As at 30 June 2018, the Group did not recognise deferred tax assets of RMB1,972 million (31 December 2017: RMB1,849 million) in respect of changes in fair value on certain financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

The movement of the net deferred tax assets/(liabilities) is as follows:

	Six months ended 30 June
	2018	2017
Net deferred tax assets after offsetting:
Balance at 31 December 2017/31 December 2016	5,973	5,986
— Impact on initial application of IFRS/HKFRS 15	(584)	—
— Impact on initial application of IFRS/HKFRS 9 (2014)	265	—

Balance at 1 January 2018/1 January 2017	5,654	5,986
— Deferred tax charged to the statement of income	(1,497)	(447)
— Deferred tax credited/(charged) to other comprehensive income	3	(1)

Balance at 30 June 2018/30 June 2017	4,160	5,538

Net deferred tax liabilities after offsetting:
Balance at 31 December 2017/31 December 2016	(108)	(113)
— Deferred tax credited to the statement of income	1	3

Balance at 30 June 2018/30 June 2017	(107)	(110)

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2018 and 2017.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2018	2017
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	5,912	2,415

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	23,947

Basic/Diluted earnings per share (in RMB)	0.19	0.10

14.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2018 and 2017 are as follows:

	Six months ended 30 June 2018
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	71,077	870,692	20,170	4,290	52,218	1,018,447
Additions	45	159	95	84	11,467	11,850
Transfer from CIP	372	22,159	279	75	(22,885)	—
Transfer to other assets	—	—	—	—	(2,078)	(2,078)
Disposals	(87)	(39,427)	(374)	(327)	—	(40,215)

End of period	71,407	853,583	20,170	4,122	38,722	988,004

Accumulated depreciation and impairment:
Beginning of period	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)
Charge for the period	(1,336)	(31,970)	(649)	(281)	(6)	(34,242)
Disposals	34	37,028	350	326	—	37,738

End of period	(33,016)	(546,341)	(15,743)	(3,144)	(111)	(598,355)

Net book value:
End of period	38,391	307,242	4,427	978	38,611	389,649

Beginning of period	39,363	319,293	4,726	1,101	52,113	416,596

14.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Six months ended 30 June 2017
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	67,140	876,452	20,007	4,035	78,905	1,046,539
Additions	64	141	128	62	6,808	7,203
Transfer from CIP	2,084	21,892	265	118	(24,359)	—
Transfer to other assets	—	—	—	—	(1,370)	(1,370)
Disposals	(85)	(14,842)	(317)	(105)	—	(15,349)

End of period	69,203	883,643	20,083	4,110	59,984	1,037,023

Accumulated depreciation and impairment:
Beginning of period	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)
Charge for the period	(1,401)	(31,020)	(713)	(339)	—	(33,473)
Disposals	46	12,880	296	79	—	13,301

End of period	(30,529)	(566,612)	(15,403)	(2,947)	(105)	(615,596)

Net book value:
End of period	38,674	317,031	4,680	1,163	59,879	421,427

Beginning of period	37,966	327,980	5,021	1,348	78,800	451,115

As a result of the Group’s ongoing modification of its telecommunications network and following subscribers’ voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB2,477 million for sales proceeds of RMB695 million for the six months ended 30 June 2018 (for the six months ended 30 June 2017: RMB2,048 million and RMB961 million, respectively), resulting in a net loss of approximately RMB1,782 million for the six months ended 30 June 2018 (for the six months ended 30 June 2017: approximately RMB1,087 million).

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2018	31 December 2017
Listed in the PRC	146	158
Listed outside the PRC	3,576	4,070
Unlisted	58	58

	3,780	4,286

For the six months ended 30 June 2018, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB506 million (for the six months ended 30 June 2017: increase of approximately RMB370 million). The decrease, together with tax impact, of approximately RMB504 million (for the six months ended 30 June 2017: increase, together with tax impact, of approximately RMB369 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

16.	OTHER ASSETS

	Note	30 June 2018	31 December 2017
Intangible assets		11,088	10,988
Prepaid rental for premises, transmission lines and electricity cables		2,222	2,812
Direct incremental costs for activating broadband and IPTV subscribers	(i)	—	4,522
Receivables for the sales of mobile handsets, net of allowance	(ii)	—	753
VAT recoverable	(iii)	552	596
Others		1,087	1,050

		14,949	20,721

(i)

Direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s premise for the provision of broadband and IPTV services. Such costs are amortised over the estimated service period. As stated in Note 3(c)(ii), upon the adoption of IFRS/HKFRS 15 from 1 January 2018, the unamortised balance of such costs is presented as contract costs.

(ii)

As stated in Note 3(c)(ii) and Note 19(i), upon the adoption of IFRS/HKFRS 15 from 1 January 2018, the receivable for the sales of mobile handsets in bundle sales of mobile handsets and services were reclassified to contract assets.

(iii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 19(ii)).

17.	INVENTORIES AND CONSUMABLES

	30 June 2018	31 December 2017
Handsets and other telecommunication products	1,707	2,005
Consumables	33	24
Others	199	210

	1,939	2,239

18.	ACCOUNTS RECEIVABLE

	30 June 2018	31 December 2017
Accounts receivable	25,157	19,174
Less: Allowance for doubtful debts	(8,146)	(5,210)

	17,011	13,964

The aging analysis of accounts receivable, based on the billing date and net of allowance for doubtful debts, is as follows:

	30 June 2018	31 December 2017
Within one month	8,598	7,184
More than one month to three months	2,711	2,763
More than three months to one year	3,966	2,737
More than one year	1,736	1,280

	17,011	13,964

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

19.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	30 June 2018	31 December 2017
Receivables for the sales of mobile handsets, net of allowance	(i)	—	2,221
Prepaid rental		2,338	2,305
Deposits and prepayments		1,736	1,579
Advances to employees		31	20
VAT recoverable	(ii)	3,377	4,948
Prepaid enterprise income tax		521	438
Others		2,183	2,290

		10,186	13,801

(i)

Before 1 January 2018, the Group recognised receivables for sales of mobile handsets in bundle sales of mobile handsets and services when the amount received from customers at the time of title transfer were less than the transaction price allocated to the mobile handsets.

As stated in Note 3(c)(ii), upon the adoption of IFRS/HKFRS 15 from 1 January 2018, the balance of such receivables was reclassified to contract assets as the Group’s right to receive this balance is conditional on the provision of services.

(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 30 June 2018, there was no significant impairment for the prepayments and other current assets.

20.	SHARE CAPITAL

Issued and fully paid:	Note	Number of shares millions	Share capital
At 1 January 2017		23,947	179,102
Shares issued	1	6,651	74,954

At 31 December 2017 and at 30 June 2018		30,598	254,056

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

21.	DIVIDENDS

At the annual general meeting held on 11 May 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended 31 December 2017 totaling approximately RMB1,591 million (the Company resolved not to pay a final dividend for the year ended 31 December 2016) which has been reflected as a reduction of retained profits for the six months ended 30 June 2018.

Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2018.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2018 and 31 December 2017, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

22.	LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2018	31 December 2017
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (31 December 2017: 1.08% to 1.20%) per annum with maturity through 2036 (31 December 2017: maturity through 2036)	3,416	3,533
USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (31 December 2017: Nil to 1.55%) per annum with maturity through 2039 (31 December 2017: maturity through 2039)	266	278
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2017: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2017: maturity through 2034)	61	72

Sub-total		3,743	3,883
Less: Current portion		(421)	(410)

		3,322	3,473

As at 30 June 2018, long-term bank loans of approximately RMB97 million (31 December 2017: approximately RMB105 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	30 June	31 December
	2018	2017
Balances due:
— no later than one year	421	410
— later than one year and no later than two years	426	423
— later than two years and no later than five years	1,175	1,175
— later than five years	1,721	1,875

	3,743	3,883
Less: Portion classified as current liabilities	(421)	(410)

	3,322	3,473

23.	PROMISSORY NOTES

On 15 June 2015, China United Network Communications Corporation Limited (“CUCL”) issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On 18 June 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On 30 November 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum.

24.	CORPORATE BONDS

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

25.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2018	31 December 2017
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 4.57% (31 December 2017: 2.35% to 5.80% ) per annum with maturity through 2019 (31 December 2017: maturity through 2018)	18,506	22,500

		18,506	22,500

26.	COMMERCIAL PAPERS

On 6 July 2017, CUCL issued tranche four of 2017 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.38% per annum, and was fully repaid in April 2018.

On 7 August 2017, CUCL issued tranche six of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.26% per annum, and was fully repaid in May 2018.

On 10 August 2017, CUCL issued tranche seven of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.23% per annum, and was fully repaid in May 2018.

27.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2018	31 December 2017
Payables to contractors and equipment suppliers	67,898	82,444
Payables to telecommunications products suppliers	4,424	4,548
Customer/contractor deposits	5,328	5,262
Repair and maintenance expense payables	6,063	5,348
Bills payable	708	49
Salary and welfare payables	8,776	3,711
Interest payables	520	709
Amounts due to service providers/content providers	2,270	2,253
Accrued expenses	16,540	14,845
Others	6,944	6,091

	119,471	125,260

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2018	31 December 2017
Less than six months	98,141	104,691
Six months to one year	10,775	9,009
More than one year	10,555	11,560

	119,471	125,260

28.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

28.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER (Continued)

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2018, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,576 million (31 December 2017: approximately RMB4,070 million). For the six months ended 30 June 2018, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB494 million (for the six months ended 30 June 2017: increase of approximately RMB360 million), has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

29.	EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a share option scheme (“the 2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 30 June 2018 and 2017.

30.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848,000,000 restricted shares of A Share Company (“Restricted Shares”) were initially granted to the core employees of the Group and the first batch of 793,861,000 Restricted Shares were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 (the “Grant Date”) with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the Restricted A-Share Incentive Scheme is RMB2.34 per share as determined based on the difference between the market price of A Share Company on the Grant Date and the subscription price.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Date of Grant. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares, including the dividends declared or received on the underlying shares of A Share Company during the Lock-Up Period. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares from the Participants at a repurchase price which shall be determined based on the original subscription price and adjusted for any dividends received during the Lock-up Period.

During the period ended 30 June 2018, no Restricted Shares are considered forfeited or repurchased. For the period ended 30 June 2018, the share-based payment expenses of RMB307 million arising from the above mentioned group share-based payment arrangement were recognised in the unaudited condensed consolidated interim statement of income and the unaudited condensed consolidated interim statement of comprehensive income, with a corresponding credit to “other reserves” in the unaudited condensed consolidated interim statement of changes in equity, as the incentive shares shall be settled by the A Share Company.

31.	FAIR VALUE ESTIMATION

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivables for the sales of mobile handsets, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuations: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at 30 June 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	3,722	—	—	3,722
— Unlisted	—	—	58	58

	3,722	—	58	3,780

Financial assets at fair value through profit and loss
— Equity securities
— Unlisted	—	—	190	190
— Financial products	—	—	505	505

Total	3,722	—	753	4,475

31.	FAIR VALUE ESTIMATION (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at 31 December 2017:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	4,228	—	—	4,228
— Unlisted	—	—	58	58

	4,228	—	58	4,286

Prepayments and other current assets
— Equity securities
— Unlisted	—	—	160	160

Total	4,228	—	218	4,446

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the six months ended 30 June 2018 and 2017, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

31.	FAIR VALUE ESTIMATION (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 30 June 2018 and 31 December 2017. Their carrying amounts and fair value and the level of fair value hierarchy are disclosed below:

	Carrying amounts as at 30 June 2018	Fair value as at 30 June 2018	Fair value measurements as at 30 June 2018 categorised into			Carrying amounts as at 31 December 2017	Fair value as at 31 December 2017
			Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	3,322	3,127	—	3,127	—	3,473	3,187
Non-current portion of corporate bonds	10,992	11,116	11,116	—	—	17,981	17,712

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 1.06% to 5.15% (31 December 2017: 1.18% to 5.51%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 30 June 2018 and 31 December 2017 due to the nature or short maturity of those instruments.

32.	RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed.

32.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

			Six months ended 30 June
	Note		2018	2017
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i	)	13	11
Rental charges for property leasing	(i	)	507	505
Charges for lease of telecommunications resources	(i	)	128	139
Charges for engineering design and construction services	(i	)	860	957
Charges for shared services	(i	)	39	42
Charges for materials procurement services	(i	)	13	16
Charges for ancillary telecommunications services	(i	)	1,416	1,271
Charges for comprehensive support services	(i	)	538	619
Income from comprehensive support services	(i	)	39	12
Lending by Unicom Group Finance Company Limited (“Finance Company”) to Unicom Group	(i	)	5,454	200
Repayment of loans by Unicom Group to Finance Company	(i	)	2,654	—
Interest income from lending services	(i	)	48	1

32.	RELATED PARTY TRANSACTIONS (Continued)

32.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)

On 25 November 2016, CUCL entered into the agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017-2019 Comprehensive Services Agreement has a term of three years commencing on 1 January 2017 and expiring on 31 December 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the agreement.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as at 30 June 2018 included loans from Finance Company to Unicom Group of RMB3,000 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (31 December 2017: RMB200 million with floating interest rate at 90% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 32.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

32.2	Related party transactions with Tower Company

(a)	Related party transactions

		Six months ended 30 June
	Note	2018	2017
Transactions with Tower Company
Interest income from Cash Consideration	(i)	—	394
Operating lease and other service charges	(ii)	7,923	8,418
Income from engineering design and construction services	(iii)	77	100

(i)

On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (“Unicom Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”), and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

32.	RELATED PARTY TRANSACTIONS (Continued)

32.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum till 31 December 2017. The first tranche and remaining Cash Consideration of RMB3,000 million and RMB18,322 million payable by Tower Company were settled in February 2016 and December 2017, respectively. For the six months ended 30 June 2018 and 2017, the interest income arisen from outstanding Cash Consideration and related VAT were RMB Nil, and approximately RMB394 million, respectively.

(ii)

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

On 31 January 2018, after arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangement. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years.

In connection with its use of telecommunication towers and related assets, the Group recognised operating lease and other service charges for the six months ended 30 June 2018 of totalled RMB7,923 million (for the six months ended 30 June 2017: RMB8,418 million).

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as at 30 June 2018 included VAT recoverable related to Cash Consideration from Tower Company of RMB2,704 million (31 December 2017: RMB2,704 million).

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB3,290 million in total as at 30 June 2018 (31 December 2017: RMB2,480 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

32.	RELATED PARTY TRANSACTIONS (Continued)

32.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

		Six months ended 30 June
	Note	2018	2017
Transactions with Unicom Group and its subsidiaries:
Unsecured entrusted loan from Unicom Group	(i)	—	1,344
Repayment of unsecured entrusted loan to Unicom Group	(i)	1,344	—
Interest expenses on unsecured entrusted loan	(i)	8	18
Interest expenses on loan from Unicom Group BVI		6	—
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company	(ii)	5,971	(363)
Interest expenses on the deposits in Finance Company	(ii)	26	17

(i)

On 27 February 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, and was fully repaid in February 2018.

(ii)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of 30 June 2018 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB8,256 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms (31 December 2017: RMB2,285 million with interest rates ranging from 0.35% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as of 30 June 2018 also included a balance of loan from Unicom Group BVI of approximately RMB438 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2% (31 December 2017: approximately RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%).

32.	RELATED PARTY TRANSACTIONS (Continued)

32.4	Related party transactions with a joint venture

(a)	Related party transactions

			Six months ended 30 June
	Note		2018	2017
Transactions with a joint venture
Unsecured entrusted loans from joint venture	(i	)	—	50
Repayment of unsecured entrusted loans to joint venture	(i	)	10	—
Interest expenses on unsecured entrusted loan	(i	)	1	—
Net deposits from a joint venture with Finance Company			1	—

(i)

On 24 April 2017, the Group borrowed an unsecured entrusted loan from Smart Steps Digital Technology Co., Ltd., a joint venture company of the Group, of RMB50 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On 24 October 2017, the Group borrowed an unsecured loan from Smart Steps Digital Technology Co., Ltd., of RMB50 million with a maturity period of 1 year and interest rate at 3.92% per annum, and repaid RMB10 million each in December 2017 and March 2018.

(b)	Amounts due to a joint venture

Amounts due to a joint venture as of 30 June 2018 also included a balance of deposits received by Finance Company from Smart Steps Digital Technology Co., Ltd. of RMB13 million with interest rates ranging from 0.42% to 1.48% per annum for saving and fixed deposits of different terms (31 December 2017: RMB12 million with interest rates ranging from 0.42% to 1.48% per annum).

32.5	Operating lease and other commitments to related parties

As at 30 June 2018 and 31 December 2017, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB60,609 million and RMB35,857 million respectively.

33.	CONTINGENCIES AND COMMITMENTS

33.1	Capital commitments

As at 30 June 2018 and 31 December 2017, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2018			31 December 2017
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	3,033	9,446	12,479	13,084
Authorised but not contracted for	7,192	15,464	22,656	37,793

	10,225	24,910	35,135	50,877

33.2	Operating lease and other commitments

As at 30 June 2018 and 31 December 2017, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	30 June 2018				31 December 2017
	Land and buildings	Equipment	Ancillary facilities*	Total	Total
Arrangements expiring:
— not later than one year	1,761	13,701	3,923	19,385	19,131
— later than one year and not later than five years	2,832	38,632	13,587	55,051	29,580
— later than five years	217	569	—	786	977

	4,810	52,902	17,510	75,222	49,688

*	The amount included payment commitments for non-lease elements.

33.3	Contingent liabilities

As at 30 June 2018, the Group had no material contingent liabilities and no material financial guarantees issued.

34.	COMPARATIVE FIGURES

The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) at 1 January 2018. Under the transition method chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 3.

35.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

On 8 August 2018, Tower Company’s shares are listed on the SEHK. Tower Company issued 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 per share. Upon the listing, the shareholding percentage held by the Group in Tower Company was diluted, but the amount of interest in associate, accounted for under equity method, increased correspondingly.

36.	APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 15 August 2018.

INDEPENDENT

REVIEW REPORT

To the Board of Directors of China Unicom (Hong Kong) Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 10 to 52 which comprises the unaudited condensed consolidated interim statement of financial position of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2018 and the related unaudited condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

15 August 2018

OTHER

INFORMATION

SHARE OPTION SCHEME OF THE COMPANY

2014 Share Option Scheme

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme.

No share options had been granted since adoption of the 2014 Share Option Scheme and up to and including 30 June 2018.

DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY

During the six months ended and as at 30 June 2018, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2018, the interests and short positions of Directors and chief executives of the Company and their respective close associates in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0007%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed in the foregoing, as at 30 June 2018, none of the Directors or chief executives of the Company or their respective close associates had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the six months ended 30 June 2018, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2018, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

		Ordinary Shares Held		Percentage of
Name of Shareholder		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	—	24,683,896,309	80.67%
(ii)	China United Network Communications Limited (“Unicom A Share Company”)[1]	—	16,376,043,282	53.52%
(iii)	China Unicom (BVI) Limited (“Unicom BVI”)[1]	16,376,043,282	—	53.52%
(iv)	China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	27.15%

Notes:

1.

Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2.

Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3.

Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.74% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2018, no person had any interests or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 20 to the unaudited condensed consolidated interim financial information for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2018, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

CHANGES OF DIRECTORS’ INFORMATION

Changes in Directors’ information since the publication of the Company’s 2017 annual report are set out below:

•	Mr. Lu Yimin has resigned as the Executive Director and President of the Company; Mr. Li Guohua has been appointed as the Executive Director and President of the Company.

•	Mr. Li Fushen has ceased to serve concurrently as the Chief Financial Officer of the Company; Mr. Zhu Kebing has been appointed as the Executive Director and Chief Financial Officer of the Company.

•	Mr. Shao Guanglu is a Non-Executive Director of China Tower Corporation Limited which was listed on the Hong Kong Stock Exchange.

•	Mr. Cesareo Alierta Izuel resigned as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U..

•	Mr. Chung Shui Ming Timpson has been appointed as an Independent Non-Executive Director of Orient Overseas (International) Limited which was listed on the Hong Kong Stock Exchange.

•

Mrs. Law Fan Chiu Fun Fanny has been appointed as an Independent Non-Executive Director of Minmetals Land Limited which was listed on the Hong Kong Stock Exchange. Her term of appointment of Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation ended on 30 June 2018.

Save as stated above, no other information on the Directors of the Company is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors are available on the website of the Company (www.chinaunicom.com.hk).

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a)

approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)

approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)

approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The actual use of proceeds of the Company was consistent with the plan disclosed in the circular dated 28 August 2017. Up to 30 June 2018, RMB33,288 million of the proceeds has been utilised for the following purposes:

			(Unit: RMB, million)
Intended use of proceeds as set out in the circular	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2017	Actual amounts utilised up to 30 June 2018	Amounts not yet utilised as at 30 June 2018 (Note 1)
Upgrading the 4G network capabilities	39,816	33,236	19,812	20,004
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	19,587	—	19,587
Developing innovative businesses	2,322	2,226	250	2,072
Repayment of the principal amount of loans	13,226	—	13,226	—

Note 1:

As at 30 June 2018, approximately RMB41,663 million of the proceeds from issuance remained unused, which was temporarily used to supplement the Company’s working capital. The remaining proceeds shall be utilised in the coming two years according to the use of proceeds disclosed in the circular and the actual development plan of projects.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2018.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2018 except the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2018. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2018.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2017 annual report.

中國聯合網絡通信（香港）股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

香港皇后大道中 99 號中環中心 75 樓
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
電話 Tel (852) 2126 2018 傳真 Fax (852) 2126 2016

www.chinaunicom.com.hk

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